FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 are the unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statement of operations presenting the financial position of the Company as of December 31, 2007 and for the year ended December 31, 2007 on a pro forma basis as if the sale of five Suezmax vessels had occurred on December 31, 2007, in the case of the pro forma condensed consolidated balance sheet, and January 1, 2007, in the case of the pro forma condensed consolidated statement of operations.

EXHIBIT 1

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statement of operations presents our financial position as of December 31, 2007 and for the year ended December 31, 2007 on a pro forma basis as if the sale of five Suezmax tankers (“the transaction”), described below had occurred on December 31, 2007, in the case of the pro forma condensed consolidated balance sheet, and January 1, 2007, in the case of the pro forma condensed consolidated statement of operations. The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to this transaction.

Certain adjustments are based on currently available information and estimates and assumptions; therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the transaction described below and that the pro forma adjustments give appropriate effect to the assumptions and are properly applied in the unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statement of operations.

The unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statement of operations are provided for informational purposes only and do not purport to represent what our financial position would actually have been had the transaction incurred on December 31, 2007 or January 1, 2007, nor do they purport to project our financial position at any future date.

This information should be read together with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the Company’s 20-F filed with the SEC on May 21, 2008.

Sale of five Suezmax tankers:

On June 26, 2008, the Company announced that it has entered into an agreement to sell five double-hull Suezmax tankers built between 1992 and 1996 for an aggregate sale price of $240 million. The five vessels are Endless, Limitless, Stormless, Ellen P and Edgeless. The vessels are expected to be delivered to their new owners between June 2008 and August 2008. The Company intends to use the net proceeds of the sales to pursue other acquisitions and general corporate purposes.

TOP SHIPS INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
(Expressed in thousands of U.S. Dollars - except for share and per share data)

		December 31, 2007		December 31, 2007
			Pro forma
ASSETS	Note	As reported	Adjustments	Pro forma

CASH AND CASH EQUIVALENTS	1	$26,012	$77,589	$103,601
OTHER CURRENT ASSETS		29,881		29,881
VESSEL HELD FOR SALE		46,268		46,268

TOTAL CURRENT ASSETS		102,161		179,750

ADVANCES FOR VESSELS ACQUISITIONS / UNDER CONSTRUCTION		66,026		66,026
VESSELS, NET AND OTHER FIXED ASSETS	1	559,602	(225,362)	334,240

TOTAL FIXED ASSETS		625,628		400,266

LONG-TERM RECEIVABLES		22,628		22,628
RESTRICTED CASH		26,500		26,500

Total assets		$776,917	$(147,773)	$629,144

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT PORTION OF LONG-TERM DEBT	1	$107,488	$(21,601)	$85,887
OTHER CURRENT LIABILITIES	1	45,802	(253)	45,549

TOTAL CURRENT LIABILITIES		153,290		131,436

FAIR VALUE OF BELOW MARKET TIME CHARTER		29,199		29,199
FINANCIAL INSTRUMENTS, NET OF CURRENT PORTION	1	10,683	(526)	10,157
LONG-TERM DEBT, NET OF CURRENT PORTION	1	331,396	(136,185)	195,211
DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS		40,941		40,941

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY	1	211,408	10,792	222,200

Total liabilities and stockholders' equity		$776,917	$(147,773)	$629,144

TOP SHIPS INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Expressed in thousands of U.S. Dollars - except for share and per share data)

		For the year ended December 31,
		2007	Pro forma	2007
	Note	As reported	Adjustments	Proforma

REVENUES:

Revenues	2	$252,259	$(85,040)	$167,219

EXPENSES:

Voyage expenses	2	59,414	(23,198)	36,216
Charter hire expense	2	94,118	(7,082)	87,036
Amortization of deferred gain on sale and leaseback of vessels	2	(15,610)	1,406	(14,204)
Other vessel operating expenses	2	67,914	(13,682)	54,232
Dry-docking costs	2	25,094	(1,631)	23,463
Depreciation	2	27,408	(16,104)	11,304
General and administrative expenses	2	24,824	(118)	24,706
Foreign currency (gains) / losses, net	2	176	(51)	125
Gain on sale of vessel	3	(1,961)	-	(1,961)

Operating loss		(29,118)	(24,580)	(53,698)

OTHER INCOME (EXPENSES):

Interest and finance costs	4	(18,318)	10,414	(7,904)
Fair value change of financial instruments	4	(4,904)	1,052	(3,852)
Interest income		3,248	-	3,248
Other, net		16	-	16

Total other expenses, net		(19,958)	11,466	(8,492)

Net Loss		$(49,076)	$(13,114)	$(62,190)

Loss per share, basic and diluted		$(4.09)	$(1.09)	$(5.19)

Weighted average common shares outstanding, basic		11,986,857	11,986,857	11,986,857

Weighted average common shares outstanding, diluted		11,986,857	11,986,857	11,986,857

Notes to Adjustments to Pro Forma Condensed Consolidated Financial Statements (expressed in thousands of U.S. Dollars)

(1)
Reflects the sale of five Suezmax tankers having net book value of $225,362 at December 31, 2007, for an aggregate price of $237,600, net of brokerage commissions, resulting in a gain of $12,238 if the transaction had occurred on December 31, 2007. The net proceeds after the repayment of loans associated with those vessels of $159,232 and the early termination of an interest rate swap with a fair value of $779 at December 31, 2007 totalled $77,589. Concurrently with the sale and the debt repayments the unamortized finance fees of $1,446 were written-off. The net gain from the sale of vessels and write-off of the unamortized finance fees was recorded as an increase to retained earnings of $10,792. The accounts affected by the sale of the five Suezmax tankers are presented below:

Account	Debit	Credit
Cash and cash equivalents	77,589
Current portion of long-term debt	21,601
Long-term debt, net of current portion	137,631
Current portion of financial instruments	253
Financial Instruments, net of current portion	526
Interest and finance costs	1,446
Vessels, net		225,362
Gain on sale of vessels		12,238
Long-term debt (financing fees write-off)		1,446

(2)	Reflects the revenues and expenses generated by the five Suezmax tankers during the year ended December 31, 2007.

(3)
We expect to realize a gain on sale of approximately $21,500 when the vessels are sold late June 2008 and in the third quarter of 2008.  However, we have not estimated the gain on sale as of January 1, 2007 because the gain is non-recurring and therefore is not included in the pro forma financial statements.

(4)
Reflects the interest expense associated with the loans of the five vessels of $9,821, the related amortization of finance fees of $511, other financial costs of $82 and the change in the fair value of the related interest rate swap of $1,052 for the year ended December 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: July 3, 2008	By: /s/ Evangelos J. Pistiolis Evangelos J. Pistiolis Chief Executive Officer

SK 23116 0001 898236